INFORMATION STATEMENT
OF
CHINA CERAMICS CO., LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

THIS INFORMATION STATEMENT IS BEING PROVIDED
TO YOU BY THE BOARD OF DIRECTORS OF
CHINA CERAMICS CO., LTD.

THE COMPANY IS NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO
SEND A PROXY TO THE COMPANY

This Information Statement is being mailed or furnished to the holders of shares (the “Ordinary Shares) of China Ceramics Co., Ltd., a British Virgin Islands company (the “Company” or “China Ceramics”), in connection with the authorization of the corporate action described below by the Company’s Board of Directors by written consent on June 4, 2010, and the subsequent approval of such corporate action by the written consent dated June 12, 2010 of those shareholders of the Company entitled to vote a majority of the aggregate Ordinary Shares outstanding on June 11, 2010. Shareholders holding in the aggregate 5,377,354 Ordinary Shares, or 52.9% of the voting shares outstanding on such date, approved the corporate action described below. Accordingly, all necessary corporate approvals in connection with the matters referred to herein have been obtained and this Information Statement is furnished solely for the purpose of informing the shareholders of the Company of this corporate action.

June 11, 2010 was fixed as the record date for the purpose of determining the shareholders entitled to receive this Information Statement. This Information Statement is first being mailed or furnished to the shareholders of the Company on or about June 29, 2010.

ACTIONS BY BOARD OF
DIRECTORS
AND
CONSENTING SHAREHOLDERS

An amendment (the “Amendment”) to the Company’s Memorandum of Association to designate the par value of the Ordinary Shares as $0.001 par value per share, was authorized and approved by the Board of Directors by written consent on June 4, 2010, subject to shareholder approval (the “Board Consent”). The Board Consent is attached hereto as APPENDIX A. The action taken by the Board of Directors with respect to the Amendment was subsequently adopted by the written consent of the Company’s shareholders entitled to vote a majority of the Ordinary Shares then outstanding as of June 11, 2010 (the “Shareholder Consent”). A form of the Shareholder Consent is attached hereto as APPENDIX B. The Amendment to the Company’s Memorandum of Association was filed with the Registrar of Corporate Affairs in the British Virgin Islands on June 21, 2010.

The reasons for, and general effect of, the amendment to the Company’s Memorandum of Association is described in “AMENDMENT DESIGNATING THE PAR VALUE OF THE COMPANY’S ORDINARY SHARES,” below.

The Board of Directors of the Company knows of no other matters other than that described in this Information Statement which have been recently approved or considered by the holders of the Ordinary Shares.

GENERAL

This Information Statement is first being mailed or furnished to holders of the Ordinary Shares on or about June 29, 2010. The Company will pay all costs associated with the distribution of this Information Statement, including the costs of printing and mailing. It is contemplated that brokerage houses will forward the Information Statement to beneficial owners of the Ordinary Shares at our request. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding the Information Statement to their principals.

VOTING SECURITIES AND
PRINCIPAL HOLDERS THEREOF

As of June 11, 2010, there were 10,164,298 Ordinary Shares of the Company issued and outstanding. Each holder of an Ordinary Share is entitled to one vote for each share held by such holder.

Shareholders holding in the aggregate 5,377,354 Ordinary Shares or 52.9% of the voting shares outstanding on such date, approved the Amendment.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 11, 2010, certain information regarding beneficial ownership of the Ordinary Shares by each person who is known by China Ceramics to beneficially own more than 5% of the Ordinary Shares. The table also identifies the share ownership of each of China Ceramics’ directors, each of China Ceramics’ named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. China Ceramics’ major shareholders do not have different voting rights than any other holder of China Ceramics’ shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership
Paul K. Kelly	1,370,100	(2)	12.3%
Cheng Yan Davis	144,000	(3)	1.4%
Huang Jia Dong	0		—
Su Pei Zhi	0		—
Ding Wei Dong	0		—
Bill Stulginsky	0		—
Su Wei Feng	0		—
Hen Man Edmund	0		—
All directors and executive officers as a group (8 individuals)	1,514,100		13.5%
James D. Dunning, Jr.	1,370,100	(2)	12.3%
Wong Kung Tok	5,377,354	(4)	52.9%
Dorset Management Corporation(5)	1,495,425	(6)	14.7%
Alan G. Hassenfeld	719,905	(7)	6.7%
Surmount Investments Group Limited	1,074,020	(8)	10.6%
Taylor Asset Management, Inc.(9)	642,900		6.0%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals is 1000 N. West Street, Suite 1200, Wilmington, DE 19801.
(2)	Includes warrants to purchase 941,875 shares.

(3)	Includes warrants to purchase 99,000 shares.
(4)	Mr. Wong is entitled to receive 6,971,636 Ordinary Shares if certain conditions contained in the merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”) are met. Such securities are not beneficially owned because Mr. Wong does not have voting or dispositive power over such shares and it is not yet known if he will be entitled to receive any of such shares. Pursuant to the terms of the acquisition agreement, the 6,971,636 shares held in escrow may be issued to Mr. Wong if the following events occur:

Event	Number of Shares
From escrow at the close of 2010 audit, if certain earnings thresholds are met	1,794,800
From escrow at the close of 2011 audit, if certain earnings thresholds are met	2,176,836
From escrow if the closing price of China Ceramics’ Ordinary Shares is at or above $20.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	2,000,000
From escrow if the closing price of China Ceramics’ Ordinary Shares is at or above $25.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	1,000,000
(5)	The controlling person of Dorset Management Corporation is David M. Knott.
(6)	Includes warrants to purchase 145,425 shares. Based on a Schedule 13G filed on February 5, 2010.
(7)	Includes warrants to purchase 495,000 shares.
(8)	Includes (i) 537,010 shares held by Surmount Investments Group Limited, (ii) 268,505 shares held by Top Plenty International Limited, and (iii) 268,505 shares held by Park Rise Holdings Limited.
(9)	Includes 632,900 shares underlying warrants. Based on a Schedule 13G filed on April 8, 2010 by Taylor Asset Management, Inc. (“TAM”) and Mr. Stephen S. Taylor, its President. TAM is an Illinois corporation located at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605. Mr. Taylor has a business address at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.

Change in Control of the Company

On November 20, 2009, the Company acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) from Wong Kung Tok (“Seller”), resulting in Success Winner becoming a wholly owned subsidiary of China Ceramics (the “Business Combination”), in exchange for 5,743,320 Ordinary Shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) to be released to the Seller in the event certain earnings and share price thresholds are achieved. On May 26, 2010, pursuant to the terms of the acquisition agreement relating to the Business Combination, the Company issued 1,214,127 Contingent Shares to Seller.

NOTICE TO SHAREHOLDERS OF ACTION
APPROVED BY CONSENTING SHAREHOLDERS

The following actions have been approved by the written consent of the holders together entitled to vote a majority of the aggregate Ordinary Shares:

AMENDMENT DESIGNATING
THE PAR VALUE OF THE ORDINARY SHARES

Purpose of the Amendment

The Company’s Board of Directors has determined that it is in the Company’s best interest to designate the par value of the Ordinary Shares as $0.001 par value per share for the ease and consistency of the Company’s record keeping.

Effect of the Designation

The amendment of the Company’s Memorandum of Association to designate the par value of the Ordinary Shares as $0.001 par value per share will not have any effect on the rights attaching to the Ordinary Shares. The designation will also not change the number of authorized or issued Ordinary Shares.

Vote

Pursuant to the Company’s Memorandum and Articles of Association, the affirmative vote of the holders of a majority of the Company’s outstanding voting shares is sufficient to amend the Company’s Memorandum of Association to designate the par value of the Ordinary Shares as $0.001 par value per share, which vote was obtained by written consent of shareholders holding a majority of the issued and outstanding Ordinary Shares of the Company on June 12, 2010. As a result, the Amendment was approved and no further votes are needed.

Effective Date

The effective date of the designation of par value of the Ordinary Shares as $0.001 per share was June 21, 2010 the date the amendment to the Memorandum of Association was filed with the Registrar of Corporate Affairs in the British Virgin Islands.

Dissenters’ Rights of Appraisal

British Virgin Islands law does not provide for appraisal rights in connection with a designation of a par value of a company’s shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT THE COMPANY

The Company files annual and current reports and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

June 28, 2010

By Order of the Board of Directors

/s/ Hen Man Edmund

Hen Man Edmund
Chief Financial Officer

APPENDIX A

UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS OF
CHINA CERAMICS CO., LTD.
Dated as of June 4, 2010

The undersigned, constituting all of the members of the Board of Directors (the “Board”) of China Ceramics Co., Ltd., a British Virgin Islands company (the “Company”), by execution of this Unanimous Written Consent, do hereby take the following actions and adopt the following resolutions authorized thereby:

WHEREAS, the Board desires to amend (the “Amendment”) the Memorandum of Association of the Company (the “Memorandum”) to designate a par value of $0.001 to each of the shares of the Company (the “Shares”).

WHEREAS, pursuant to Clause 1.1 and Clause 12.1 of the Memorandum, amendment of the Memorandum requires the approval of over 50% of Shares entitled to vote thereon.

WHEREAS, pursuant to Clause 7.21 of the Articles of Association of the Company, any action that may be taken by the shareholders of the Company (the “Shareholders”) at a meeting may also be taken by written resolution, but if any such written resolution is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such written resolution must be sent to all Shareholders not consenting to such written resolution.

NOW, BE IT THEREFORE,

RESOLVED, that, subject to the approval of the Shareholders, the Memorandum be amended by deleting Clause 6.2 in its entirety and replacing it with:

“6.2 The Company is authorised to issue a maximum of 51,000,000 Shares of US$0.001 par value each of a single class”.

; and it is further

RESOLVED, that it is hereby determined by the Board to set June 11, 2010 as record date for determination of the number of issued and outstanding Shares and holders of record thereof;

RESOLVED, that it be recommended to the Shareholders that they approve the Amendment.

RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized, empowered and directed, for and in the name and on behalf of the Company, to execute any documents and take any and all steps as are deemed necessary or appropriate by such person to effect the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery thereof and such document or any such steps; and it is further

RESOLVED, that all actions previously taken by the officers of the Company in accordance with the resolutions contained in this written consent are hereby ratified, approved and confirmed in all respects.

This Unanimous Written Consent shall be included in and as a part of the corporate records of the Company, and the undersigned further agree that the resolutions set forth above shall have the same force and effect as if adopted at a meeting.

This Unanimous Written Consent may be executed in one or more counterparts, or with signatures executed on different signature pages, all of which shall constitute originals and together they shall constitute one document.

[Signature Page Follows]

A-1

IN WITNESS WHEREOF, the undersigned, being all of the members of the Board of Directors of the Company, hereunto set their hands as of the date first written above.

/s/ Huang Jia Dong	/s/ Su Pei Zhi
/s/ Paul K. Kelly	/s/ Cheng Yan Davis
/s/ Ding Wei Dong	/s/ Bill Stulginsky
/s/ Su Wei Feng

A-2

APPENDIX B

China Ceramics Co., Ltd.
Company No. 1542549
(the “Company”)

A BVI Business Company

Written Resolutions of the members pursuant to Clause 12.1
of the Memorandum of Association of the Company

The undersigned (the “Members”), being the members of the Company, pursuant to applicable laws and the Company’s Memorandum and Articles of Association, hereby consent to the adoption of the following resolutions taken without a meeting, this resolution (the “Consent”) to have the same force and effect as if the actions herein referred to had been taken at a timely called and duly held meeting of the members of the Company, and direct that this Consent to such actions be filed with the minutes of the proceedings of the Company and further direct that this Consent may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

IT IS HEREBY RESOLVED THAT pursuant to Clause 12.1 of the Memorandum of Association of the Company, the Memorandum of Association of the Company be amended by deleting Clause 6.2 in its entirety and replacing it with:

“6.2 The Company is authorised to issue a maximum of 51,000,000 Shares of US$0.001 par value each of a single class”.

IT IS HEREBY FURTHER RESOLVED THAT the registered agent of the Company be and is hereby authorised and directed to file a certified extract of these resolutions with the Registrar of Corporate Affairs in the British Virgin Islands.

These resolutions may be signed in counterparts and if the counterparts shall bear different dates, shall take effect from the latest date on any counterpart.

/s/ Wong Kung Tok (Member) June 12, 2010

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